ECLIPSE FUNDS

MAINSTAY FUNDS TRUST

THE MAINSTAY FUNDS

51 Madison Avenue

New York, NY 10010

February 24, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eclipse Funds (File No. 033-08865 and File No. 811-04847)
Mainstay Funds Trust (File No. 333-160918 and File No. 811-22321)

The Mainstay Funds (File No. 033-02610 and File No. 811-04550)

(each a “Registrant,” and collectively, the “Registrants”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on February 2, 2012 regarding the following filings made on December 23, 2011:

Name of Registrant	Name of Filing
Eclipse Funds	Post-Effective Amendment No. 47
MainStay Funds Trust	Post-Effective Amendment No. 11
The MainStay Funds	Post-Effective Amendment No. 109

Your comments and the Registrants’ responses thereto are provided below. Series of the Registrants included in the above filings are referred to as “Funds.”

Comment 1: You asked us to confirm that for any Fund with a contractual fee waiver footnote: (i) we indicate that the fee waiver will be in effect for at least one year; and (ii) we indicate any recoupments in the Fees and Expenses Table.

Response: We confirm that all relevant footnotes and tables conform to your comment.

Comment 2: You asked that we include the contingent deferred sales charge in the Fees and Expenses table.

Response: The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses would be misleading to shareholders. For these reasons, the Registrants respectfully decline to make the proposed change.

Comment 3: You asked us to include the market capitalization range for those benchmark indices that are referenced in the principal investment strategies of the Funds.

Response: We have revised the disclosure consistent with the comment.

Comment 4: You asked us to confirm that we cover written credit default swaps at the full notional value of the swap.

Response: We confirm that we cover written credit default swaps at the full notional value of the swap for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 5: You asked us to confirm what the word “MAP” means in the MainStay MAP Fund.

Response: The word “MAP” is an acronym for Master Account Plan. The name is not suggestive of any of the investments or principal risks of the Fund. Therefore, it is not subject to the requirements of Rule 35d-1 of the 1940 Act.

Comment 6: You asked us to include disclosure regarding the capitalization range of the stocks in which the MainStay MAP Fund invests.

Response: We have revised the disclosure to indicate that the MainStay MAP Fund may invest in stocks across all market capitalizations.

Comment 7: You asked that we review the Fees and Expenses table for each Fund and include a line item for “Acquired Fund Fees and Expenses” when required by Item 3 of Form N-1A.

Response: We have reviewed all Fees and Expense tables and confirm that we include the requested line item for each Fund where the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds (as defined in Form N-1A) exceed 0.01 percent (one basis point) of the average net assets of the Fund. In all other cases, we include these fees and expenses (if any) under the subcaption “Other Expenses.”

Comment 8: You asked us to revise the Principal Investment Strategy section to include a reference to investments in companies located in emerging markets for each Fund that includes emerging markets disclosure in its Principal Risks section.

Response: We have examined the disclosure for each impacted Fund and have revised the Principal Investment Strategy section and/or the Principal Risks section, as appropriate.

Comment 9: With respect to the MainStay Intermediate Term Bond Fund, the disclosure states that “[t]he effective maturity of this portion of the Fund's portfolio will usually be in the intermediate range (three to ten years).” The staff believes that the range disclosed provides too much flexibility. Please revise the disclosure to provide for a range between three to seven years.

Response: In Question 11 to Frequently Asked Questions about Rule 35d-1 (Investment Companies Names), the Securities and Exchange Commission staff noted that [t]he Division takes the position that a "short-term," "intermediate-term," or "long-term" bond fund should have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years.” [emphasis added]. Accordingly, the Registrant believes that the disclosure in the Principal Investment Strategies section that “[t]he effective maturity of this portion of the Fund's portfolio will usually be in the intermediate range (three to ten years), although it may vary depending on market conditions, as determined by MacKay Shields LLC, the Fund's Subadvisor,” is consistent with reasonable investors’ expectations for a fund that uses “intermediate term” in its name.

Comment 10: With respect to MainStay Balanced Fund, please clarify the disclosure that states the Manager “selects fixed-income securities based on their credit quality.”

Response: The disclosure in the previous sentence of the Principal Investment Strategies section states that “[t]he Manager invests in U.S. government securities, mortgage-backed securities, asset-backed securities and investment grade bonds issued by U.S. corporations. [emphasis added]. Accordingly, the Registrant believes that the credit quality standard is already clarified in the Principal Investment Strategies section.

Please contact the undersigned at 973-394-4436 (Kevin M. Bopp) or 973-394-4505 (Thomas C. Humbert) should you have any questions regarding this matter.

Sincerely, /s/ Kevin M. Bopp Kevin M. BoppAssistant Secretary of the Registrants /s/ Thomas C. Humbert Thomas C. Hum bertAssistant Secretary of the Registrants

cc:	J. Kevin Gao

Sander M. Bieber